8

Follow-Up Materials

06011810

82- SUBMISSIONS FACING SHEET

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Fraser Papers

*CURRENT ADDRESS

PROCESSED

**FORMER NAME MAR 2 2 2006

**NEW ADDRESS THOMSON FINANCIAL

FILE NO. 82- 34837 FISCAL YEAR 12-31-05

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☑
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☐
DEF 14A	(PROXY)	☐			

OICF/BY: dlw

DAT : 3/21/06

MANAGEMENT'S DISCUSSION AND ANALYSIS

AK/S
12-31-05

February 7, 2006

This Management's Discussion and Analysis should be read in conjunction with the consolidated financial statements of Fraser Papers Inc. for the fourth quarter and the year ended December 31, 2005 and the comparative financial statements for the fourth quarter and the year ended December 31, 2004.

EBITDA, net debt, free cash flow and net debt to net debt plus equity are non-GAAP measures described in the Definitions section. Non-GAAP measures do not have any standardized meaning prescribed by GAAP and are therefore unlikely to be comparable to similar measures presented by other companies. There are no directly comparable GAAP measures to any of these measures. A quantitative reconciliation of each non-GAAP measure to the nearest comparable GAAP measure is provided at the end of this Management's Discussion and Analysis. All financial references are in U.S. dollars unless otherwise noted.

Distribution of Fraser Papers

On June 30, 2004, Norbord Inc. ("Norbord") completed a reorganization (the "Arrangement") whereby, among other things, it transferred its interest in its paper, sawmill and timber assets to Fraser Papers Inc. and its subsidiaries (collectively, "Fraser Papers") and then distributed the shares of Fraser Papers Inc. (the "Company") to its shareholders.

The interim consolidated financial statements accompanying this MD&A have been prepared using the same accounting policies and methods as the combined financial statements of the Fraser Papers division of Norbord (the "Division"). For the periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. Earnings per share prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the reorganization were issued and outstanding for those periods. Readers are cautioned that as a result of the basis of presentation under Canadian generally accepted accounting principles as described in note 1 to the interim consolidated financial statements, the operating results for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division operated as a stand-alone entity during those periods.

Overview

In the fourth quarter of 2005 we continued to execute on each of the initiatives within our business strategy. Our plan involves:

- further reducing costs and improving performance at each of our operations;
- repositioning assets to surface additional value to shareholders;
- building the business selectively and opportunistically, based on value;
- focusing on products where Fraser Papers has or can develop sustainable competitive advantage; and
- enhancing equity return by maintaining an appropriate level of financial leverage at the lowest cost.

In the fourth quarter of 2005 we announced the monetization of our New Brunswick Timberlands and we finalized the disposal of our paperboard operations. Our results for the quarter were an EBITDA loss of $7 million, unchanged from the fourth quarter of 2004. These results were below our expectations mostly due to the four-week market-related shutdown taken at our Canadian sawmills in the fourth quarter and continuing cost pressures from high fibre, energy and chemicals prices.

Asset Repositioning Initiatives

Sale of New Brunswick Timberlands – Subsequent Event
Subsequent to year-end, the Company sold its timberlands in New Brunswick to Acadian Timber Income Fund ("Acadian" or the "Fund") in a transaction that closed on January 31, 2006. Acadian is a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was a promoter of the Fund.

The Company received net proceeds of approximately $125 million. The proceeds included cash of $94 million and $31 million of securities. The securities are convertible into 3,613,780 units of the Fund, representing a 22% interest in the Fund on a fully-diluted basis. These securities are entitled to the same rights as units of the Fund. The Company expects to record a gain on the sale in the first quarter. The Company expects to account for its effective 22% interest in the Fund on an equity basis. The Company's investment in the Fund entitles it to regular cash distributions from the Fund.

In conjunction with the sale, Fraser Papers has entered into an agreement with Acadian whereby Fraser Papers has the right to purchase fibre for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Sale of Maine Timberlands
During the second quarter of 2005, Fraser Papers sold 240,000 acres of freehold timberlands in Maine resulting in net proceeds of $78 million and a pre-tax gain of $46 million. At the time of the sale, Fraser Papers entered into a 20-year fibre supply agreement under which it will receive substantially the same volumes of fibre that it historically received from these timberlands.

The operations of the New Brunswick and Maine timberlands represented all the assets of the Timber segment of the Company. The Timber segment EBITDA was $12 million in the year ended December 31, 2005, an increase of $1 million from the $11 million in 2004.

Sale of Paperboard Business and Other Assets
In the fourth quarter of 2005, Fraser Papers sold its paperboard assets, located in Edmundston, New Brunswick, for proceeds of $5 million. The Company's small market share and increased cost structure, as well as structural changes in the industry, were impacting Fraser Papers' ability to generate sustainable profitability from these operations. The sale of the paperboard business is consistent with the Company's strategy to position itself as a producer of high value technical specialty and printing and writing papers.

As a result of the sale, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 million consisting of severance and early retirement costs of $5 million and a non-cash charge for pension and non-pension post-retirement benefits of $3 million. An impairment charge of $1 million was also recognized in the third quarter. The proceeds of $5 million generated on the sale of the paperboard assets offset the cash exit costs of $5 million. The terminations and other restructuring activities are expected to be fully completed in the first half of 2006. The Company expects that the disposition of the paperboard operations will result in an estimated annual improvement in EBITDA of $2 million.

In addition, in the fourth quarter of 2005, the Company sold two non-core properties for total proceeds of $2 million.

In the fourth quarter of 2004, restructuring charges of $7 million represented the costs associated with downsizing at a number of Fraser Papers locations. The total charges relate to a workforce reduction of 190 and include severance, early retirement and other costs of $6 million and non-cash, pension and non-pension post retirement benefits charges of $1 million.

At December 31, 2005 and December 31, 2004, restructuring reserves of $8 million and $4 million, respectively, were included in accounts payable and accrued liabilities. The restructuring activities are expected to be substantially completed over the next two quarters.

Sale of Midwest Operations

In the first quarter of 2005, we sold our text and cover business consisting of a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (the "Midwest operations") to Smart Papers LLC ("Smart Papers"), a specialty paper manufacturer. The agreement includes various representations, warranties and indemnities which are standard for transactions of this nature. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in our percentage of ownership. As consideration for these net assets, Fraser Papers received a passive 40% minority interest in the purchaser, which owns similar assets. Fraser Papers realized no gains or losses on the sale of the assets.

The consolidated financial statements include an EBITDA loss of $3 million related to the Midwest operations for the period from January 1, 2005 through to the date of sale. For the year ended December 31, 2005, the financial statements reflect equity losses related to Smart Papers of $8 million, including amortization and depreciation of $6 million.

Investments in Equipment and Leases

During the second quarter, Fraser Papers acquired a cogeneration power facility in Berlin, New Hampshire for $34 million from an affiliate of Brookfield Asset Management Inc. ("Brookfield", formerly Brascan), a related party. In addition, the Company acquired various manufacturing and mobile equipment previously under lease for $19 million. These transactions are consistent with Fraser Papers' commitment to remove Norbord from various guarantees that existed prior to the Arrangement. (See section on *Contractual Obligations*)

The assets acquired include a boiler in Park Falls, Wisconsin. Fraser Papers has leased this asset to Smart Papers. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 million due over the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 million are included in Other Assets. Unearned finance income of $1 million will be recorded in earnings over the life of the lease.

Impairment Charges

During 2005, the Company recorded a pre-tax, non-cash impairment charge of $40 million against the assets of its pulp mill in Thurso, Quebec. The Company performed an impairment review and considered the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, which have negatively affected the long-term profitability of this operation, to be indicators that the carrying amount of these assets may not be fully recoverable. As a result, the Company evaluated the recoverability of Thurso's long-lived assets and recorded an impairment charge equal to the amount by which the carrying value of the assets exceeded their fair value. The fair value of the assets was determined using a discounted cash flow analysis of the long-term projected operating results of the mill.

Prior to the sale of its paperboard business, the Company recorded an impairment charge of $1 million on the basis of receiving a firm offer to purchase the paperboard business.

Issuance of Senior Unsecured Notes

On March 17, 2005, the Company issued $150 million of senior unsecured notes. These notes mature in March 2015 and bear interest at an annual rate of 8.75%. Prior to the end of the first quarter, a portion of the proceeds from this offering was used to repay $75 million outstanding on the revolving term facility, which was then cancelled. The trust indenture governing the notes contains certain covenants, the more significant of which include the restrictions on the incurrence of additional indebtedness, the sale of assets, mergers, the creation of liens, the payment of dividends and the repurchase of the Company's shares.

Operating Results

Net sales for the fourth quarter of 2005 were $219 million, as compared to $257 million in the fourth quarter of 2004. The decrease was the result of the sale of the Midwest operations and the Maine timberlands earlier in the year, and the sale of the paperboard operations early in the fourth quarter. After adjusting for these divestitures, net sales were up 3% compared to the same quarter of 2004.

As compared to the third quarter of 2005, after adjusting for the sale of the paperboard operations, net sales were down 4% due primarily to a 25% decrease in lumber shipments as a result of the four-week market-related shutdown taken at our two Canadian sawmills. After adjusting for the paperboard divestiture, paper sales were up 3% compared to the third quarter of 2005 due to higher shipments.

For the full year of 2005, net sales of $918 million were lower than the $996 million in fiscal 2004 due to the divestitures. After adjusting for the divestitures, sales were up $47 million or 6%. The increase was substantially in Paper segment sales. (See discussion in *Segment Results*)

Net sales by segment in 2005 and 2004 were as follow:

($millions)	**Q4, 2005**	Q4, 2004	**2005**	2004
Paper	**$206**	$246	**$874**	$952
Timber	**19**	23	**74**	85
Inter-segment	**(6)**	(12)	**(30)**	(41)
Total	**$219**	$257	**$918**	$996

Earnings before interest, income taxes, depreciation and amortization, and other items (EBITDA) was a loss of $7 million in the fourth quarter of 2005. In the fourth quarter of 2004, EBITDA loss was also $7 million. For the full year of 2005, EBITDA was $4 million compared to EBITDA of $20 million in fiscal 2004.

EBITDA by segment was as follows:

($millions)	Q4, 2005	Q4, 2004	2005	2004
Paper	**$ (9)**	$ (10)	**$ (8)**	$ 9
Timber	**2**	3	**12**	11
Total	**$ (7)**	$ (7)	**$ 4**	$ 20

For the full year of 2005, the deterioration in the Paper segment EBITDA as compared to 2004 is mainly the result of significantly higher costs across all our operations as well as lower lumber prices. The combined effect of higher fibre and energy costs and the continued strength of the Canadian dollar resulted in an estimated $50 million increase in costs, as compared to 2004. As compared to 2004, the negative effect of lower lumber prices is estimated at $11 million. These trends were only partially offset by a better pricing environment for pulp and paper and our margin improvement programs. (See discussion in *Segment Results*).

In the fourth quarter of 2005, our Canadian sawmills implemented a four-week, market-related shutdown, that affected the results of the lumber operations. In the fourth quarter of 2004, the results were affected by shutdowns taken at our pulp operations. The impact of significantly lower lumber shipments compared to the same quarter of 2004 was partly offset by better performance of our pulp operations compared to the fourth quarter of 2004. The Timber Segment contributed $12 million of EBITDA in fiscal 2005, compared to $11 million in 2004. Timber segment EBITDA of $2 million was $1 million lower than the fourth quarter of 2004, mostly as a result of the divestiture of the Maine Timberlands earlier in 2005. See discussion in *Segment Results* section.

Depreciation expense was $9 million in the quarter and $39 million on a year-to-date basis, as compared to $13 million and $48 million, respectively in 2004. The decrease in depreciation is due to the divestitures completed in 2005 and the $40 million impairment charge recorded against the Thurso pulp mill assets in the second quarter of 2005.

Margin Improvements

The margin improvement program continued to show positive results in the quarter. Compared with 2004, using constant prices and exchange rates, Fraser Papers generated $15 million of margin improvements across its operations. The majority of the improvement is due to lower labour costs and decreased fixed costs resulting from restructuring initiatives taken in 2004. The positive effect of increased volumes was partly offset by higher usage of wood and other raw materials. As stated above, these margin improvements served to only partly offset significant cost pressures from energy, fibre and the continuing strength of the Canadian dollar.

In 2005, the combined negative effect on EBITDA of higher fibre and energy costs, as well as the stronger Canadian dollar is estimated at $50 million. Higher fibre costs resulted in a $16 million decrease in EBITDA. The negative effect of the higher Canadian dollar is estimated to be $18 million. Unprecedented increases in oil and other energy costs resulted in a $16 million decrease in EBITDA. In 2004, the estimated negative impact of fibre costs and foreign exchange was $57 million relative to 2003.

In the fourth quarter of 2005, the combined effect of higher fibre and energy costs, and the stronger Canadian dollar resulted in an $11 million increase in costs as compared to the same quarter of 2004.

Liquidity and Capital Resources

Operating and investing cash flows

During the quarter, cash flow from operations after changes in working capital was an outflow of $13 million as compared to positive cash flows of $5 million during the same quarter of 2004. The decrease in operating cash flows as compared to the same quarter of last year is primarily due to lower cash flows from working capital as well as higher pension funding relative to pension expense. Changes in working capital generated $3 million of cash flows in the fourth quarter of 2005, as compared to $10 million in the fourth quarter of 2004. In addition, pension funding has increased from 2004 mostly due to the deterioration in our pension deficit. Pension funding amounted to $9 million in the fourth quarter of 2005 as compared to $5 million in the fourth quarter of 2004.

Cash flow from operations for the full year 2005 was a use of $45 million compared to a use of $69 million in 2004. Cash flow from operations before changes in working capital amounted to a use of cash of $25 million, compared to positive cash flows of $14 million in 2004, mainly as a result of the $16 million decrease in EBITDA and the $11 million increase in employee benefit plan funding. In addition, unrealized, non-cash, foreign exchange losses were significantly lower in 2005.

The increase in working capital during 2005 is due to an increase in inventories and lower payables. The increase in inventories in our continuing operations was mostly due to the build-up of sawtimber inventories at our Canadian sawmills during the fourth quarter shutdown. We continued to purchase wood during this period to insure proper supply is available.

A large portion of the $83 million increase in working capital in 2004 reflected the fact that, as a Division of Norbord, Fraser Papers sold a portion of its receivables to a wholly-owned subsidiary of Norbord. When the distribution of Fraser was announced, the Division stopped selling its accounts receivable, leading to an increase in accounts receivable.

During the second quarter, Fraser Papers generated $78 million in net cash proceeds from the sale of its Maine timberlands. Capital investments during the year were $49 million and included $38 million of assets purchased in the second quarter in order to remove Norbord from guarantees it had provided on behalf of Fraser Papers. The remaining $11 million represents $4 million for the overhaul of the Edmundston cogeneration plant and $7 million of sustaining capital expenditures.

For the year ended December 31, 2005, free cash flows amounted to negative $24 million as compared to negative $74 million in 2004.

Net debt

During the first quarter of 2005, Fraser Papers issued $150 million of senior unsecured notes, due in 2015. Proceeds of the issuance of senior unsecured notes were used, in part, to repay $75 million of debt owing to Brookfield.

Separately, the Company also entered into a committed revolving credit facility. This facility matures in June 2007. Borrowings under this facility are secured by a first charge against accounts receivable and inventory. At December 31, 2005, $35 million of this facility was utilized in the form of letters of credit (2004 - $32 million).

At December 31, 2005 Fraser Papers' cash and short-term investments amounted to $75 million, resulting in net debt of $76 million, representing 15% of net debt plus equity (2004 - 8%). Subsequent to December 31, 2005, we generated pre-tax cash proceeds of approximately $94 million on the sale of our New Brunswick Timberlands assets. Fraser Papers currently has significant cash balances and available liquidity under credit lines to support growth, weather any downturns and pursue its business plan.

Employee Benefit Plans

Employee benefit plans funding was $34 million in 2005 as compared to $23 million in 2004. Benefit plan expense of $13 million, however, was $8 million lower than in 2004 due to gains realized as a result of the divestitures of the Midwest. Funding in the fourth quarter of 2005 was $9 million as compared to $5 million in the fourth quarter of 2004.

In addition, significant changes in actuarial assumptions negatively affected our accrued benefit obligation for our defined benefit pension plans. The excess of the defined benefit obligation over the plan assets grew from $108 million at December 31, 2004 to $175 million at December 31, 2005, an increase of $67 million. The use of lower discount rates in the actuarial valuations of the liability resulted in a $37 million increase in the obligation. The use of updated mortality tables resulted in approximately $30 million increase in the obligation.

In 2006, we expect funding requirements for defined benefit plans to be higher than our 2005 funding experience. Our pension expense is also expected to increase in 2006 as 2005 was favorably impacted by curtailment gains on divested operations. Differences between assumptions and actual experience could materially affect Fraser Papers' future plan assets, accrued benefit obligations, pension expense, and pension contributions.

Contractual Obligations

The following table presents the total contractual obligations for which cash flows are fixed or determinable as of December 31, 2005:

($millions)	Total	Less than one year	One to three years	Four to five years	After five years
Debt	**$ 151**	$ 1	$—	$—	$ 150
Operating leases	**9**	3	5	1	—
Purchase obligations	**79**	32	27	13	7
Total contractual obligations.	**$ 239**	$ 36	$ 32	$ 14	$ 157

Obligations under operating leases include future payments for warehouse and other office facilities, and equipment leases. The purchase obligations are commitments for the purchase of energy and raw materials.

At the time of the Arrangement, Norbord continued to provide guaranteees for certain obligations of Fraser Papers under a financial commitments agreement (the "FCA"). These guarantees were previously obligations of the Division. At December 31, 2005, the maximum potential amount of the obligations guaranteed was estimated to be $13 million. During 2005, the FCA was amended such that Fraser will be required to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2006.

Commodity Hedges

From time to time, Fraser Papers will enter into arrangements to fix the future price for certain products. At December 31, 2005, Fraser Papers has outstanding pulp swap agreements to deliver 24,000 tonnes of market pulp at an average price of $574 per tonne through December 2006. The unrealized loss on these swaps is $2 million. At December 31, 2005, Fraser Papers has outstanding lumber futures contracts to deliver 13,200 Mfbm of lumber. The unrealized loss on these contracts is less than $1 million.

Business Segments

At December 31, 2005, the Company had two reportable segments:

i) Paper, comprised of the paper, pulp, and sawmill operations; and

ii) Timber, comprised of woodland operations.

Paper Segment

The Paper segment comprises 13 paper machines at two locations, two market pulp facilities and four sawmills. Products include fine paper, groundwood paper, paperboard, towel, as well as hardwood pulp and softwood lumber. Paper segment sales accounted for 96% of Fraser Papers' net sales in each of the fourth quarter of 2005 and the fourth quarter of 2004.

The Company sold its Midwest operations and its paperboard business in 2005 which resulted in a significant decrease in sales.

The following is a summary of financial information for the Paper segment:

($millions)	**2005**	2004
Net sales	**$874**	$952
EBITDA	**(8)**	9
Depreciation	**38**	47
Capital investments	**49**	6

The EBITDA for each of the operations in the Paper segment is as follows:

($millions)	**Q4, 2005**	Q4, 2004	**2005**	2004
Paper	**$ (1)**	$ —	**$ 1**	$ 14
Pulp	**(7)**	(13)	**(15)**	(27)
Lumber	**(1)**	3	**6**	22
Total	**$ (9)**	$ (10)	**$ (8)**	$ 9

In the fourth quarter of 2005, the Paper segment generated negative EBITDA of $9 million compared to negative $10 million in the fourth quarter of 2004 as improvements in our pulp operations were offset by lower lumber shipments and prices. Lumber shipments were approximately 25% lower than the fourth quarter of 2004 as a result of the four-week, market-related shutdowns taken at our Canadian sawmills For the twelve months ended December 31, 2005, EBITDA was lower by $17 million compared to 2004 as improvements in pulp operations partially offset weaker results from the lumber and paper operations.

Cost reductions under the Company's margin improvement program and improved pricing environment for pulp and paper were more than offset by higher fibre and energy costs, and the impact of a stronger Canadian dollar. The negative impact of these cost pressures on the EBITDA in the quarter, as compared to the same quarter of 2004 amounts to $11 million. The Canadian dollar averaged US$0.85 in the fourth quarter of 2005 compared to $0.82 in the fourth quarter of 2004.

In the fourth quarter of 2005 compared to the third quarter of 2005, paper sales were 3% higher due to higher shipments. Pricing was flat compared to the third quarter. However, paper sales were approximately 6% lower than the same quarter of 2004, after adjusting for the divestitures of the paperboard business and the Midwest operations, due to lower shipments of commodity uncoated freesheet grades.

For the full year of 2005, after adjusting for the sale of the Midwest operations, our average mill net prices for all paper grades improved by 4%. Pricing improvements resulted in an estimated $22 million improvement in sales compared to 2004. However, increased fibre and energy costs and the impact of the stronger Canadian dollar more than offset pricing increases and the achieved margin improvements. As a result, EBITDA of the paper operations decreased from $14 million in 2004 to $1 million in 2005. In addition, the results in 2005 include the negative EBITDA of the paperboard and Midwest operations. The EBITDA loss of the Midwest operations was $3 million. We also expect that the divestiture of our Paperboard operations would result in estimated annual improvements in EBITDA of $2 million going forward.

Approximately two-thirds of Fraser Papers' total paper capacity is uncoated fine paper. Our technical and printing specialty papers now represent approximately 75% of our uncoated fine paper, while commodity freesheet grades represent approximately 25%. Within the uncoated freesheet group of products, our technical specialty papers experienced an 18% increase in shipments during 2005.

Industry-wide demand for uncoated freesheet grades experienced a 4% decrease in 2005 due partly to electronic substitution and migration toward hi-bright uncoated groundwood papers. However, adjusting for the effect of the Midwest operations, Fraser Papers' uncoated freesheet shipments for the year were up approximately 3% whereas pricing was up 1% as compared to 2004.

As compared to the third quarter of 2005, our fine paper shipments increased 5% while prices were flat.

In 2005, groundwood paper shipments were down 3% as compared to 2004 mostly as a result of significantly higher shipments in the fourth quarter of 2004. Demand for groundwood papers was strong in the fourth quarter of 2004 due to strong advertising spending. Average mill nets for groundwood papers improved 8% year-over-year as tight supply due to extended strikes at major producers created temporary imbalances. Compared to the third quarter of 2005, average mill nets for our groundwood papers were flat.

Hardwood Pulp

Our market pulp production in 2005 increased 9% over 2004, while total shipments in 2005 were 16% higher. In the fourth quarter of 2004, our pulp mills in Quebec and New Hampshire took market-related downtime to bring production in line with weak market demand. Pulp prices also improved compared to 2004 and we achieved a 9% improvement in the fourth quarter of 2005 as compared to the fourth quarter of 2004.

Our pulp operations generated EBITDA losses of $7 million in the fourth quarter of 2005 compared to EBITDA losses of $13 million in the fourth quarter of 2004 as a result of improved volumes and higher prices. However, higher energy costs and the impact of a stronger Canadian dollar more than offset any improvements. For the year ended December 31, 2005, EBITDA losses amounted to $15 million compared to $27 million in 2004.

The results of our pulp operations include losses on our pulp hedges amounting to $1 million in the quarter and $5 million for the year (2004 - $2 million and $4 million, respectively).

Lumber

In 2005, average benchmark lumber prices (Eastern Boston SPF 2X4) were down approximately 10% compared to 2004. Fourth quarter benchmark prices were approximately 4% lower than the fourth quarter of 2004. The depressed pricing environment combined with the continued strength of the Canadian dollar necessitated a four-week market-related shutdown at our Canadian sawmills in the fourth quarter.

The lower lumber prices and higher costs, partly offset by margin improvement initiatives, resulted in a $16 million decrease in annual EBITDA as compared to 2004. Downtime affected our lumber shipments in the fourth quarter, which were down 25% compared to the same quarter of 2004 and 24% lower than the third quarter of 2005.

Our Canadian sawmills paid $3 million of anti-dumping duties in 2005 compared to $6 million in 2004.

Timber Segment

The Timber segment includes freehold lands in Maine and New Brunswick and Crown licenses in New Brunswick. Approximately 50% of the segment's sales are directed to third parties and the remainder is consumed internally.

Prior to year-end, the Company announced the sale of its freehold New Brunswick timberlands. The transaction was completed on January 31, 2006. The Company sold its Maine timberlands in April 2005. Concurrent with sales of those assets, the Company secured its long-term fibre requirements through 20-year fibre supply agreements, which allow Fraser Papers to purchase, at market prices, substantially the same volumes of wood as its historical usage from the timberlands that were sold. The Company will continue to have significant cash inflows and outflows related to the sold operations as a result of wood purchases and cash distributions from the retained interests in Acadian Timber Income Fund. The long-lived assets of the New Brunswick timberlands of $19 million were classified as held for sale at December 31, 2005.

($millions)	**Q4, 2005**	Q4, 2004	**2005**	2004
Net sales	**$19**	$23	**$74**	$85
EBITDA	**2**	3	**12**	11
Depreciation	—	—	**1**	1
Capital investments	—	—	—	1

Shipments

A summary of shipment volumes of all of the Company's product groups are detailed below:

	Three months ended		*Years ended*	
	Dec 31 2005	**Dec 31 2004**	**Dec 31 2005**	**Dec 31 2004**
Paper (000 tons)				
Fine paper	**114**	155	**456**	557
Groundwood paper	**44**	51	**181**	186
Paperboard	**8**	14	**47**	57
Towel	**10**	10	**38**	38
Pulp (000 tonnes)	**87**	70	**371**	321
Lumber (MMfbm)	**85**	115	**412**	427
Timber (000's m^3)	**880**	841	**2,546**	2,903

Forward-looking Information

This report contains forward-looking information and statements relating but not limited to, operations, anticipated or prospective financial performance, results of operations, business prospects and strategies of Fraser Papers. Examples of such statements included in this document include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, strategic and operational intentions and others.

Forward-looking information typically contains statements with words such as "consider", "anticipate", "believe", "expect", "plan", "intend", "likely" or similar words suggesting future outcomes. In addition, forward-looking statements may reflect the outlook on future changes in volumes, prices, costs, estimated amounts and timing of cash flows, or other expectations or beliefs, objectives or assumptions about future events or performance. Readers should be aware that these statements are subject to known and unknown risks, uncertainties and other factors that could cause actual results to differ materially from those suggested by the forward-looking statements.

The significant risks that impact our business and our future performance are discussed in our Annual Information Form as well as Fraser Papers' Annual Report and other filings with Canadian securities regulatory authorities. The Company cautions that the list of risks and factors discussed in those documents may not be exhaustive. Readers should consider those risks, as well as other uncertainties and factors and potential events. Although Fraser Papers believes it has reasonable basis for making the forward-looking statements included in this report, readers are cautioned not to place undue reliance on such forward-looking information.

Fraser Papers undertakes no obligation, except as required by law, to update publicly or otherwise revise any forward-looking information, whether as a result of new information, future events or otherwise.

The "Outlook" sections that follow in this document are based on the Company's views and the actual outcome is uncertain.

Outlook

In 2005, the paper industry experienced significant cost pressures from the rising prices of fibre, energy and chemicals. The continued strength of the Canadian dollar also affected a number of Canadian operations. These developments have resulted in capacity reductions and announcements of future reductions, especially in uncoated freesheet grades. These closures should result in an improved pricing environment for uncoated freesheet grades in 2006, to counter the soft demand trends experienced in 2005.

Uncoated freesheet demand fell 4% in 2005 according to industry publications. Electronic substitution and increased usage of hi-bright uncoated groundwood papers have been the main contributors to declining demand. Benchmark pricing for commodity uncoated freesheet, which remained flat in the fourth quarter at $695 per ton, has decreased by 10% over 2004 levels. Less than 25% of our uncoated freesheet production is in commodity grades. We believe our specialty grades are not as susceptible to changes in demand and pricing as commodity grades. We anticipate flat pricing for commodity uncoated freesheet going into 2006. We will continue our efforts to increase our mill net selling prices as a result of aggressive mix improvements.

Demand for uncoated groundwood papers improved 3% in 2005 specifically in the hi-bright groundwood grades, directory and super-calendared grades. We anticipate slightly improved pricing in 2006 mostly as a result of mix improvements in the hi-bright groundwood grades.

Demand for coated groundwood declined by 3% in 2005. However, disruptions in the marketplace with the Finnish paper industry lockout and a strike at a major producer decreased supply by 7%. Improved pricing in 2005 was mostly the result of those disruptions. We anticipate a marginal decline in pricing in 2006 as supply returns to normal levels.

Hardwood kraft pulp prices were generally stronger in 2005 relative to 2004. We expect strong demand for hardwood grades, particularly from Asia. However, North American mills compete directly with lower cost capacity in Asia and South America. We expect pulp prices to remain flat in 2006.

In the second half of 2005, benchmark lumber prices experienced a decline from the record highs in 2004 and early 2005. Despite solid housing start activity, the increased supply has moderated the market. In 2005, benchmark pricing (ESP Boston, 2x4) has ranged from a low of $371 to a high of $466 and ended at $394 in December. A strong Canadian dollar exacerbates the impact for Canadian producers. We anticipate lower housing starts over the next few years which could lead to lower demand for lumber products.

Following the sale of our New Brunswick timberlands in January 2006, we have completed the disposition of our freehold timberlands and surfaced considerable value for shareholders. Proceeds from these transactions will be used to grow our business selectively and on a value basis.

In 2006, we will continue to focus our paper operations on specific products and grades where we either have or can develop sustainable advantage in our competitive markets. Over the past year, we made considerable progress in this regard and our specialty papers now represent approximately 75% of our uncoated freesheet paper sales, up from 72% in 2004. Considering the difficult market environment that we currently operate in, we must continue to employ an extremely cost conscious, results oriented focus in our daily operations.

Definitions

As there is no generally accepted method of calculating the measures outlined below, these measures as calculated by Fraser Papers may not be comparable to similar titled measures reported by other companies.

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

Net debt is debt less cash and cash equivalents. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

Free cash flow is defined as cash provided by operating activities less cash from investing activities. Free cash flow is presented as a useful indicator of a company's ability to generate cash for financing activities.

Capital employed is the sum of property, plant and equipment, operating working capital (accounts receivable plus inventory less accounts payable) and other assets.

Net debt to net debt plus equity is net debt divided by the sum of net debt and shareholders' equity. Net debt to net debt plus equity is provided as a useful indicator of a company's financial leverage.

EBITDA

(US$ millions)	Three months ended Dec 31 2005	Dec 31 2004	Years ended Dec 31 2005	Dec 31 2004
Earnings	**$ (22)**	$ (21)	**$ (29)**	$ (43)
Add: Interest expense, net	**3**	—	**9**	6
Add: Fees on sale of accounts receivable	**—**	—	**—**	2
Less: Income tax recovery	**(9)**	(6)	**(26)**	—
Less: Gain on sale of Maine Timberlands	**—**	—	**(46)**	—
Add: Impairment losses	**—**	—	**41**	—
Add: Depreciation	**9**	13	**39**	48
Add: Loss of equity-accounted investee	**4**	—	**8**	—
Add: Restructuring charge	**8**	7	**8**	7
EBITDA	**$ (7)**	$ (7)	**$ 4**	$ 20

Free Cash Flow

(US$ millions)	Three months ended Dec 31 2005	Dec 31 2004	Years ended Dec 31 2005	Dec 31 2004
Cash provided by operating activities	**$ (13)**	$ 5	**$ (45)**	$ (69)
Investing activities	**5**	(2)	**21**	(5)
Free cash flow	**$ (8)**	$ 3	**$ (24)**	$ (74)

Net Debt

(US$ millions)	Dec 31 2005	Dec 31 2004
Debt	**$ 151**	$ 41
Cash and short-term notes	**75**	—
Net debt	**$ 76**	$ 41

NEWS RELEASE **FraserPapers**

Fraser Papers Reports Fourth Quarter and 2005 Full Year Results

(All financial references are in US dollars unless otherwise noted)

TORONTO, ON (February 7, 2006) – Fraser Papers Inc. (TSX:FPS) today announced its financial results for the fourth quarter and year ended December 31, 2005 and reported continued progress toward achieving its asset repositioning initiatives in a challenging industry environment.

HIGHLIGHTS

In the fourth quarter and during the year ended December 31, 2005 Fraser Papers:

- Announced the monetization of timberlands in New Brunswick for estimated net pre-tax proceeds of $125 million consisting of net pre-tax cash proceeds of $94 million and a $31 million investment in the Acadian Timber Income Fund;
- Sold timberlands in Maine generating net pre-tax cash proceeds of $78 million;
- Completed the sale of the Midwest operations resulting in a more geographically concentrated portfolio of assets and streamlined costs;
- Divested of non-core paperboard assets while generating sufficient cash proceeds to cover the costs of exiting this business;
- Achieved margin improvements of $11 million in the fourth quarter and $15 million during 2005;
- Increased shipments of technical specialty papers by 15% from 180,000 tons in 2004 to 207,000 tons in 2005;
- Issued $150 million of 8.75% senior, unsecured notes due March 2015 and repaid $75 million of short term debt;
- Reduced the amount of outstanding guarantees to Norbord Inc. from $84 million at December 31, 2004 to $13 million at December 31, 2005;
- Repurchased 602,100 common shares resulting in a $4 million contributed surplus; and
- Completed reorganization of senior management including the appointment of a new Chief Financial Officer and two Senior Vice Presidents of Operations.

For the year ended December 31, 2005, Fraser Papers generated EBITDA of $4 million and a net loss of $29 million or $(0.98) per share. In the prior year ended December 31, 2004, Fraser Papers generated EBITDA of $20 million and a net loss of $43 million or $(1.43) per share. The year over year performance represents the impact of a moderate improvement in paper pricing combined with a decline in lumber pricing and rising costs for fibre and energy as well as the impact of a higher Canadian dollar.

Fraser Papers generated a loss of $22 million or $(0.75) per common share for the quarter ended December 31, 2005 compared with a loss of $21 million or $(0.70) per share in the same quarter in 2004. A non-cash restructuring charge of $8 million was recorded in the fourth quarter of 2005 related to the sale of our Paperboard operations. A non-cash restructuring charge of $7 million was recorded in the fourth quarter of 2004 relating to a number of productivity initiatives at the Thurso pulp mill and the Edmundston/Madawaska pulp and paper mill.

"The past year was challenging for Fraser Papers and for the paper industry in general. Operating results were disappointing as the full impact of rising costs could not be passed on in the markets for our products. In this difficult environment, we made significant progress on our asset repositioning initiatives and surfaced value from our timberland assets, exited non core operations and strengthened our balance sheet. We believe that our low net debt level positions us well in 2006 to continue to execute our strategy of repositioning Fraser's asset base and cost structure for the long term benefit of our shareholders," commented Dominic Gammiero, President and CEO of Fraser Papers.

FINANCIAL SUMMARY

	Fourth Quarter		*Years Ended*	
US$ MILLIONS, EXCEPT PER SHARE AMOUNTS	**2005**	2004	**2005**	2004
EBITDA(1)	**(7)**	(7)	**4**	20
Earnings / (Loss)	**(22)**	(21)	**(29)**	(43)
per share	**$(0.75)**	$(0.70)	**$(0.98)**	$(1.43)

(1) Excludes restructuring charge of $8 million in Q4, and the full year 2005 and $7 million in Q4, and the full year 2004.

VALUE CREATING INITIATIVES

Asset Repositioning

On December 19, 2005, Fraser Papers announced the formation of the Acadian Timber Income Fund (the "Fund"). On January 31, 2006 the Fund closed an initial offering of units on the Toronto Stock Exchange and used the proceeds from the offering and the issuance of debt to acquire, among other assets, Fraser Papers' 765,000 acres of freehold timberlands in New Brunswick. In this transaction, Fraser Papers surfaced value from its remaining timberlands asset base at an attractive value and secured access to the fibre from these lands with a long term fibre supply agreement. Fraser Papers received $94 million of net pre-tax cash proceeds and $31 million of units of the Fund. Fraser Papers' units represent a fully diluted ownership of 22% of the Fund.

On October 14, 2005, Fraser Papers announced that it sold certain assets of its paperboard operations located in Edmundston, New Brunswick to Cascades Inc. While Fraser Papers recorded a non-cash charge in the fourth quarter of 2005 of approximately $8 million relating to this sale, net cash proceeds of $5 million covered the related closure costs. This transaction maximized value for shareholders from a non-core operation whose small market share and a challenging competitive environment were impacting its ability to generate sustainable profitability. Fraser Papers manufactured approximately 50,000 tons per year of paperboard at its facility in Edmundston.

Cost Reductions
Fraser Papers achieved $11 million in margin improvement ("MIP") during the quarter and $15 million for the year ended December 31, 2005. The MIP program measures improvements in EBITDA over the previous calendar period that result from higher volumes, improved product mix and cost reductions at constant exchange rates and commodity prices. The $15 million improvement for the year was short of the stated goal for 2005 of $50 million. Progress on operating initiatives at East Papers was negatively impacted by a number of factors including a lengthy maintenance shutdown at the cogen facility. In addition, sales and marketing initiatives did not result in anticipated margin gains reflecting difficult market conditions.

In 2005, the combined negative effect on EBITDA of the strengthening Canadian dollar and higher fibre and energy costs when compared to the prior year was $50 million. This impact is incremental to a $57 million negative impact in 2004 relative to 2003. The margin improvement initiatives that the company achieved served to only partially offset these cost increases.

Product Development
Fraser Papers' product development activities have been focused on increasing sales of the company's technical specialty papers from its Madawaska mill where 12% of the product mix is made up of products developed within the last two years. In 2005, Fraser Papers developed 36 new specialty paper products including new applications for consumer product bags, thermal papers, grease proof papers, food containers and flame retardant papers. Fraser Papers increased shipments of technical specialty papers by 15% from 180,000 tons in 2004 to 207,000 tons in 2005.

While cost inflation did not allow Fraser to realize the full potential of these new products in 2005, the ongoing investments in product development provide the company with a well positioned product mix.

OUTLOOK

In 2006, Fraser Papers expects to achieve an improvement in operating earnings as a result of its cost reduction and asset repositioning activities, even assuming no material paper or pulp price increases. The pace of capacity closures in the pulp and paper industry accelerated in 2005 and the balance of supply and demand in the industry has improved. Volumes and pricing in our core technical specialty and lightweight opaque business are expected to improve despite a neutral outlook for uncoated freesheet papers in general. We believe that our groundwood paper business will experience relatively stable market pricing as capacity in the industry remains in balance. Fraser remains focused on reducing its exposure to underperforming commodity grades of paper.

Lumber markets have shown some recovery early in the first quarter of 2006 but remain at risk should U.S. housing starts drop from the strong levels that were achieved in recent years. For 2006, Fraser Papers expects to offset any potential decline in product pricing and continuing trends in rising input costs with further margin improvement initiatives. The target for margin improvement in 2006 is $30 million.

During 2005, Fraser Papers completed several changes in the senior management of the company, which included the appointment in the fourth quarter of Peter Gordon as Fraser Papers' Chief Financial Officer. Peter joins Fraser Papers from Brookfield Asset Management where he was a Managing Partner with over 20 years of operating and financial experience with various Brookfield operating entities.

FORWARD-LOOKING INFORMATION

This press release contains "forward-looking statements" that are based on certain assumptions and reflect the company's current expectations. The words "believe," "expect," "anticipate," "intend," "estimate" and other expressions which are predictions of or indicate future events and trends and which do not relate to historical matters identify forward-looking statements. Examples of such statements in this press release include, but are not limited to, the expected improvements in results following divestitures and other initiatives, expected changes in significant cash flows, strategic and operational intentions and others. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors, which may cause the actual results, performance or achievements of the company to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements. Factors that could cause actual results to differ materially from those set forth in the forward-looking statements include general economic conditions, interest rates, availability of equity and debt financing and other risks detailed from time to time in the documents filed by the company with the securities regulators in Canada. The company undertakes no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

NON-GAAP MEASURES

EBITDA is earnings from continuing operations before interest, taxes, depreciation and amortization, and restructuring charges. EBITDA is presented as a useful indicator of a company's ability to meet debt service and capital expenditure requirements. Fraser Papers interprets EBITDA trends as an indicator of relative operating performance.

FOURTH QUARTER CONFERENCE CALL

Fraser Papers' fourth quarter investor conference call can be accessed by teleconference on Wednesday, February 8, 2006 at 10:00 a.m. (ET) by dialing toll free 1-800-766-6630 or 416-695-6120. The call will be archived through February 21, 2006 and can be accessed by dialing toll free 1-888-509-0082 or 416-695-5275. The conference call can also be accessed via web cast on the Fraser Papers web site at www.fraserpapers.com.

Note to Reader
Fraser Papers was established as a stand-alone company on June 30, 2004. As a result, comparative historical financial results may not be indicative of those that would have resulted had Fraser Papers existed as a stand-alone entity during those periods.

* * * * * * * *

Fraser Papers is an integrated specialty paper company which produces a broad range of technical, and printing & writing papers. The company has operations in New Brunswick, Maine, New Hampshire and Quebec. Fraser Papers is listed on the Toronto Stock Exchange under the symbol: FPS. For more information, visit the Fraser Papers web site at www.fraserpapers.com.

-30-

Contact:
Peter Gordon
Senior Vice President, Finance
and Chief Financial Officer
(416) 359-8614
pgordon@toronto.fraserpapers.com

FRASER PAPERS INC.
INTERIM CONSOLIDATED FINANCIAL STATEMENTS

(unaudited)

Interim Consolidated Balance Sheets

As at December 31 *(US$ millions)*		2005		2004
Assets				
Current assets:				
Cash and cash equivalents	$	**75**	$	—
Accounts receivable *(note 7)*		**109**		119
Inventory		**113**		128
Future income taxes *(note 10)*		**10**		10
		307		257
Property, plant and equipment				
Paper		**340**		436
Timber *(notes 4 and 14)*		**19**		52
Other assets *(notes 5 and 13)*		**122**		25
	$	**788**	$	770
Liabilities and Shareholders' Equity				
Current liabilities:				
Accounts payable and accrued liabilities	$	**90**	$	110
Current debt *(note 8)*		**1**		40
		91		150
Long-term debt *(note 8)*		**150**		1
Other liabilities		**55**		65
Future income taxes *(note 10)*		**46**		73
Shareholders' equity *(note 11)*		**446**		481
	$	**788**	$	770

(See accompanying notes)

Fraser Papers Inc.
Interim Consolidated Statements of Operations and Deficit and Norbord's Net Investment

(US$ millions)	*Three Months Ended* **Dec 31 2005**	Dec 31 2004	*Years Ended* **Dec 31 2005**	Dec 31 2004
Net sales	$ **219**	$ 257	$ **918**	$ 996
Earnings (loss) before the following:				
Paper	**(9)**	(10)	**(8)**	9
Timber	**2**	3	**12**	11
	(7)	(7)	**4**	20
Gain on sale of Maine timberlands *(note 4)*	**—**	—	**46**	—
Impairment charges *(notes 2 and 6)*	**—**	—	**(41)**	—
Loss of equity-accounted investee *(note 5)*	**(4)**	—	**(8)**	—
Restructuring charges *(note 3)*	**(8)**	(7)	**(8)**	(7)
Fees on sale of accounts receivable *(note 7)*	**—**	—	**—**	(2)
Interest expense, net	**(3)**	—	**(9)**	(6)
Earnings (loss) before depreciation and income taxes	**(22)**	(14)	**(16)**	5
Depreciation	**(9)**	(13)	**(39)**	(48)
Income tax recovery *(note 10)*	**9**	6	**26**	—
Loss	$ **(22)**	$ (21)	$ **(29)**	$ (43)
Loss per share (basic and diluted)	$ **(0.75)**	$ (0.70)	$ **(0.98)**	$ (1.43)
Weighted average number of shares (thousands)	***29,510***	*30,112*	***29,728***	*30,112*
Deficit and Norbord's net investment				
Balance, beginning of period	$ **(26)**	$ 2	$ **(19)**	$ 548
Loss	**(22)**	(21)	**(29)**	(43)
Contribution by Norbord	**—**	—	**—**	103
Future income taxes	**—**	—	**—**	(44)
Issuance of note payable to Norbord	**—**	—	**—**	(83)
Transfer to share capital	**—**	—	**—**	(500)
Balance, end of period	$ **(48)**	$ (19)	$ **(48)**	$ (19)

Fraser Papers Inc.
Interim Consolidated Statements of Cash Flows

(US$ millions)	Three Months Ended Dec 31 2005	Three Months Ended Dec 31 2004	Years Ended Dec 31 2005	Years Ended Dec 31 2004
Cash provided by (used for):				
Operating Activities				
Loss	$ (22)	$ (21)	$ (29)	$ (43)
Items not affecting cash:				
Depreciation	9	13	39	48
Future income taxes *(note 10)*	(5)	(3)	(27)	(2)
Gain on sale of Maine timberlands *(note 4)*	—	—	(46)	—
Impairment charges *(note 6)*	—	—	41	—
Loss of equity accounted investee *(note 5)*	4	—	8	—
Employment benefits plan expense *(note 9)*	6	8	13	21
Non-cash foreign exchange	—	4	3	8
Amortization of deferred start-up costs	1	1	4	4
Employment benefit plan funding	(9)	(5)	(34)	(23)
Other items	—	(2)	3	1
	(16)	(5)	(25)	14
Net change in non-cash working capital balances	3	10	(20)	(83)
	(13)	5	(45)	(69)
Investing Activities				
Capital investments				
Paper	(2)	(3)	(49)	(6)
Timber	—	—	—	(1)
Investment in lease *(note 13)*	—	—	(15)	—
Proceeds on sale of Maine timberlands *(note 4)*	—	—	78	—
Proceeds on sale of assets *(note 2)*	7	—	7	—
Other	—	1	—	2
	5	(2)	21	(5)
Financing Activities				
Contribution by Norbord	—	—	—	101
Issuance of long-term debt *(note 8)*	—	83	185	83
Repayment of long-term debt *(note 8)*	—	(126)	(75)	(126)
Debenture issue costs	—	—	(5)	—
Share repurchases *(note 11)*	—	—	(6)	—
	—	(43)	99	58
Increase (decrease) in cash and cash equivalents	$ (8)	$ (40)	$ 75	$ (16)

(See accompanying notes)

FRASER PAPERS INC.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(US$ millions)

In these notes "Fraser Papers" means Fraser Papers Inc. and all of its consolidated subsidiaries and affiliates for periods subsequent to June 30, 2004 and the Fraser Papers' division ("The Division") of Norbord for periods up to June 30, 2004. "Company" means Fraser Papers Inc. as a separate corporation. In addition, "Norbord" means Norbord Inc. for periods after June 30, 2004 and Nexfor Inc. for periods prior to June 30, 2004. Brookfield, formerly Brascan, means Brookfield Asset Management Inc. and all its affiliates.

Note 1. Basis of Presentation

On June 30, 2004, Nexfor Inc. completed a reorganization whereby, among other things it transferred its interest in its paper, sawmill and timber assets to Fraser Papers and then distributed the shares in the Company to its shareholders. Nexfor Inc. then changed its name to Norbord Inc. The Company became a separate publicly traded company governed by the Canada Business Corporations Act ("CBCA"). This distribution was affected by way of a plan of arrangement under the CBCA (the "Arrangement"). Norbord common shareholders effectively received one share of the Company, for each five shares of Norbord held.

These interim consolidated financial statements have been prepared using the same accounting policies and methods as the consolidated financial statements of Fraser Papers, for the years ended December 31, 2004 and 2003. These interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("GAAP") for interim financial statements and do not contain all of the disclosures required for annual financial statements. As a result, these interim consolidated statements should be read in conjunction with the consolidated financial statements of Fraser Papers for the years ended December 31, 2004 and 2003. These financial statements include any adjustments that are, in the opinion of management, necessary to fairly state the results of interim periods in accordance with GAAP. Certain comparative figures have been reclassified to conform with the current year presentation.

For periods prior to June 30, 2004 the consolidated financial statements were prepared from the books and records of the Division. The financial results of the Division include the administrative costs associated with managing the Paper and Timber segments of Norbord. These include office rents, selling costs and divisional personnel and travel costs. Certain expenses in the consolidated financial statements for periods prior to June 30, 2004 represent inter-company allocations for services, such as tax and treasury, provided by Norbord.

Income taxes for periods prior to June 30, 2004 have been recorded at statutory rates based on income as reported in the consolidated statements of operations as though the Division was a separate tax paying entity. Income taxes payable in respect of the components which were not historically separate tax paying legal entities have been included in Norbord's net investment. Future income taxes have been presented in the consolidated balance sheet for each temporary difference between the financial reporting and tax bases of the assets and liabilities. In addition, future tax assets have been recognized to the extent that they would have been realized as though the Division was a separate tax paying entity.

Earnings per share for periods prior to June 30, 2004 are based on the assumption that the 30,111,976 common shares issued as a result of the Arrangement were issued and outstanding for those periods.

Norbord's net investment in the Division includes certain interest-bearing loans which were repaid at the time of the Arrangement. Interest expense recorded in the consolidated statements of operations for periods prior to June 30, 2004 includes interest expense associated with these loans.

As a result of the basis of presentation described above, the consolidated statements of operations for periods prior to June 30, 2004 may not necessarily be indicative of the revenues and expenses that would have resulted had the Division historically operated as a stand-alone entity during those periods.

Note 2. Sale of Paperboard and Other Assets

In the fourth quarter of 2005, Fraser Papers sold its paperboard assets for proceeds of $5. In addition, the Company sold two other non-core assets for total proceeds of $2. There were no gains recorded on these asset sales.

Prior to the sale of its paperboard business, the Company recorded an impairment charge of $1 on the basis of receiving a firm offer to purchase the paperboard business.

Note 3. Restructuring Charges

As a result of the sale of its paperboard business, the Company reduced its workforce by 98 positions at its mill in Edmundston, New Brunswick. The elimination of these positions resulted in a restructuring charge of $8 consisting of severance and early retirement costs of $5 and a non-cash charge for pension and non-pension post retirement benefits of $3.

At December 31, 2005 restructuring reserves of $8 (2004 - $4) were included in accounts payable and accrued liabilities. Total charges of $4 were applied against the restructuring reserves in 2005.

Note 4. Sale of Maine Timberlands

On May 19, 2005, Fraser Papers completed the sale of approximately 240,000 acres of timberlands in Maine (the "Maine Timberlands") for net proceeds of $78. The sale resulted in a pre-tax gain of $46. Fraser Papers has entered into an agreement with the purchaser whereby Fraser Papers will be permitted to purchase fibre from the purchaser for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Note 5. Sale of Midwest Operations

On February 18, 2005, Fraser Papers sold a production facility in Park Falls, Wisconsin, a leased distribution facility in West Chicago, Illinois and related net assets (collectively, the "Midwest Operations"). The results of operations and cash flows of the Midwest Operations are included in the consolidated financial statements up to the date of sale. Results of operations for the first quarter of 2005 included net sales of $17, loss before interest, income taxes and depreciation of $3 and depreciation expense of $1.

As consideration for these net assets, Fraser Papers received a 40% interest in Smart Papers LLC (the "Investment"), the purchaser of the Midwest Operations. The transaction has been accounted for at fair value with fair value based on the value of the Investment. The agreement governing the sale of these assets includes various representations, warranties and indemnities which are standard in any sale of assets. However, any breach of any warranty or claim under an indemnity could result in an increase or decrease in Fraser Papers percentage of ownership.

At December 31, 2005 the net amount of the investment after losses of equity accounted investee, including amortization of fair value increments, is $74 and is included in other assets:

The net assets sold to Smart Papers consisted of:

Operating working capital	$23
Property plant and equipment	61
Other liabilities	(2)
	$82

The initial cost of the Investment of $82 included $76 which represented amounts in excess of Fraser Papers' proportionate share in the net book value of Smart Papers at the time of the transaction. This excess has been allocated to tangible and intangible assets with average lives of nine to twelve years. The amortization of this excess is included in the loss of the equity-accounted investee in the Statement of Operations.

Certain liabilities of the Midwest operations were retained by Fraser Papers, consisting primarily of employment, pension and post retirement obligations related to past service. In addition, Fraser Papers has posted a letter of credit to guarantee the purchaser's closure obligation with respect to a landfill site.

Note 6. Impairment Charges

During the second quarter of 2005, the Company recorded a pre-tax, non-cash impairment charge of $40 against the assets of its pulp mill in Thurso, Quebec. The Company performed an impairment review and considered the continued strength of the Canadian dollar, increasing input costs and significant worldwide pulp capacity additions, which have negatively affected the long-term profitability of this operation, to be indicators that the carrying amount of these assets may not be fully recoverable. As a result, the Company recorded an impairment charge equal to the amount by which the carrying value of the assets exceeded their fair value. The fair value of the assets was determined using a discounted cash flow analysis of the long-term projected operating results of the mill.

Note 7. Accounts Receivable

Prior to the Arrangement, the Division sold a portion of its third party trade accounts receivable to a wholly-owned subsidiary of Norbord. At December 31, 2005, accounts receivable includes $5 of income taxes recoverable (2004 - nil).

Note 8. Debt

On March 15, 2005, the Company issued $150 senior, unsecured notes. The notes bear interest at 8.75% and are due in 2015. The indenture agreement governing the notes contains certain covenants, the more significant of which include restrictions on the incurrence of additional indebtedness, sale of assets, mergers, creation of liens, payment of dividends and repurchase of the Company's shares.

Total cash interest paid in 2005 was $7 (2004 - $7) including $1 paid to Brookfield (2004 - $1) and nil paid to Norbord ($2004 - $6). There were no interest payments during the quarter (2004 - $1).

Note 9. Employee Benefit Costs

Employee benefit costs for defined benefit pensions and post retirement benefits totalled $3 (2004 - $8) for the quarter and $13 for the full year (2004 - $21).

Note 10. Income Taxes

Interim income tax expense is calculated based on expected annual effective tax rates.

	Three Months Ended		Years Ended	
(US$ millions)	**Dec 31 2005**	Dec 31 2004	**Dec 31 2005**	Dec 31 2004
Current tax recovery (expense)	$ **4**	$ 3	$ **(1)**	$ (2)
Future income tax recovery	**5**	3	**27**	2
Income tax recovery	$ **9**	$ 6	$ **26**	$ —

Future income tax recovery for the fourth quarter of 2005 includes a $7 increase in the valuation allowance on future income tax assets relating to net operating losses in the United States. In the first quarter of 2005, the Company recorded a future income tax recovery of $5 related to the reversal of a valuation allowance as the benefit of the related future income tax assets was realized.

Income or income-related taxes of $7 (2004 - $1) were paid during the year, of which $6 are classified as income taxes recoverable as at December 31, 2005 and are included in accounts receivable.

Note 11. Shareholders' Equity

Shareholders' equity is comprised of the following:

	2005	2004
Common shares - 29,509,876 outstanding (2004 - 30,111,976)	$ **490**	$ 500
Contributed surplus	4	—
Deficit	(48)	(19)
	$ 446	$481

During 2005 the Company repurchased a total of 602,100 shares at a weighted-average price of CAD$12.79 per share for total consideration of $6. As the purchase price was below the stated value of the common shares, the transactions resulted in a decrease of common stock of $10 and contributed surplus of $4.

During the fourth quarter, the Company renewed its existing normal course issuer bid. Under the share buy-back program approved by the Board of Directors, Fraser Papers may purchase up to 1,475,493 common shares, representing approximately 5% of the issued and outstanding common shares of the Company before November 2, 2006.

Note 12. **Commitments and Contingencies**

Commodity Hedges

Fraser Papers has entered into a pulp swap to deliver 24,000 tonnes of market pulp through December 2006 at an average price of $574 per tonne. This swap effectively fixes the selling price on a portion of Fraser Papers' production and is designated as a hedge of a portion of future pulp sales. During the fourth quarter and for the year ended December 31, 2005, Fraser Papers realized losses on these contracts of $1 and $5, respectively. The unrealized loss on this hedge is $2 at December 31, 2005 (2004 - $9).

Fraser Papers has entered into lumber futures contracts which effectively fix the selling price for lumber delivered on the expiry date and were designated as a hedge of a portion of future lumber sales. During the year, Fraser Papers realized net gains of less than $1 (2004 - $1) on lumber futures contracts. There were contracts for 13 million board feet outstanding on December 31, 2005 (2004 - nil). The unrealized losses on these contracts were less than $1.

Guarantees

Norbord has to provide guarantees for certain obligations of Fraser Papers under a financial commitment agreement (the "FCA"). These guarantees were previously obligations of the Division. At December 31, 2005, the maximum potential amount of the obligations guaranteed was estimated to be $13.

Under the initial terms of the FCA, Fraser Papers agreed to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2005. During 2005, the FCA was amended such that Fraser Papers will be required to provide letters of credit or other acceptable collateral to secure any guarantees outstanding on December 27, 2006. As security for these ongoing financial commitments to Fraser Papers, Norbord has the right, at any time, to require Fraser Papers to provide a fixed first charge security interest over Fraser Papers' manufacturing facilities.

Note 13. **Related Party Transactions**

As a result of the Arrangement, Fraser Papers has a number of relationships with Brookfield, formerly Brascan, and Norbord. Transactions with these related parties not described elsewhere in these notes included:

Fraser Papers purchases goods and services from Brookfield and its affiliates, including rent, electricity, wood fibre and financial services. During the quarter and the full year, Fraser Papers purchased approximately $4 and $18 from Brookfield and its affiliates. Included in accounts payable and accrued liabilities is $2 related to these purchases. In the quarter and year-to-date, Fraser Papers sold less than $1 of goods and services to Brookfield and its affiliates. During the quarter and year-to-date, Fraser Papers earned a management fee of $1 and $7 from Katahdin Paper Company LLC (Katahdin), an affiliate of Brookfield. Included in accounts receivable is $2 from Katahdin.

During the fourth quarter of 2005, the Company outsourced the management of its New Brunswick Timberlands to Brookfield. Management fees charged during the year amounted to less than $1.

During 2005, Fraser Papers exercised its option to acquire a 25-megawatt cogeneration plant in Berlin, New Hampshire for $34 from Brookfield. Prior to the acquisition, Fraser Papers purchased all of the output of this facility under a tolling agreement. By acquiring this facility, Fraser Papers removed Norbord from its guarantee of amounts owing under the tolling agreement.

Fraser Papers paid Norbord less than $1 for administrative services for the years ended December 31, 2005 and 2004.

During 2005, Fraser Papers sold $4 of pulp to Smart Papers, a company in which Fraser Papers owns a 40% equity interest, in the period subsequent to the sale of the Midwest Operations.

Fraser Papers leases a boiler to Smart Papers. The lease runs through 2014 and is considered a direct financing lease due primarily to the ability of Smart Papers to purchase the boiler at the end of the lease term for a nominal amount. Lease payments of $2 due in the next twelve months are included in accounts receivable. Lease payments due beyond one year of $14 are included in other assets. Unearned finance income of $1 and will be recorded in earnings over the life of the lease. By acquiring this boiler, Fraser Papers removed Norbord from its guarantee of amounts owing under the lease.

All related party transactions are recorded at the exchange amount.

Note 14. Subsequent Event – Sale of Timberlands Assets

On January 31, 2006, the Company sold its timberland assets in New Brunswick to Acadian Timber Income Fund ("Acadian" or the "Fund"). Acadian is a newly formed income fund which financed the acquisition through an initial public offering of equity securities and the issuance of bank debt. The Company was the promoter of the Fund.

Net proceeds were $125, including $94 in cash. The proceeds also included $31 of securities, which are convertible into 3,613,780 units of the Fund, representing a 22% interest in the Fund on a fully diluted basis. These securities are entitled to the same rights as units of the Fund and are entitled to cash distributions from the Fund. The Company will account for its investment using the equity method. The Company expects to record a gain on the sale in the first quarter of 2006.

Fraser Papers has entered into an agreement with Acadian whereby Fraser Papers will be permitted to purchase fibre for 20 years at prevailing market prices. The amount of fibre available to Fraser Papers under the agreement will approximate its historical usage from the sold lands.

Certain liabilities of the New Brunswick timberlands were retained by Fraser Papers consisting primarily of employment, pension and post retirement obligations related to past service.

Note 15. Segmented Information

Fraser Papers has two reportable segments:

(i) Paper, comprised of the paper, pulp and sawmill operations; and
(ii) Timber, comprised of the Maine and New Brunswick timberland operations.

In determining its reportable segments, Fraser Papers considers that it is an integrated producer of paper and pulp as its principal business. Management considers that its sawmill operations are an integral part of the paper operations. One of the key functions of the sawmills is to provide fibre in the production of pulp and paper. Therefore they are considered part of the Paper segment. Management has determined that its timberlands operations have unique operational and financial characteristics and are managed differently.

Certain administration costs are allocated to the segments based on, among other things, the approximate amount of administrative resources expended on the segment.

As described elsewhere in these notes, Fraser Papers sold its timberlands in 2005 and 2006. Concurrent with those sales Fraser Papers entered into fibre supply agreements with the purchasers, whereby Fraser Papers has the right to purchase fibre from the purchasers for a period of 20 years at prevailing market rates. The amount of fibre available to Fraser Papers under both agreements is expected to approximate its historical usage from the sold lands.

Fraser Papers operates principally in Canada and the United States.

Operating Segments

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Three months ended Dec 31, 2005				
Net sales	**$ 206**	**$ 19**	**$ (6)**	**$ 219**
Less: Cost of sales	**215**	**17**	**(6)**	**226**
Earnings before interest, income taxes, depreciation, restructuring charges and other	**(9)**	**2**	**—**	**(7)**
Depreciation	**(9)**	**—**	**—**	**(9)**
Restructuring charge	**(8)**	**—**	**—**	**(8)**
Operating loss	**$ (26)**	**$ 2**	**$ —**	**$ (24)**
Capital investments	**$ 2**	**$ —**		**$ 2**

(US$ millions)	Paper	Timber	Inter-segment	Combined Total
Three months ended Dec 31, 2004				
Net sales	$ 246	$ 23	$ (12)	$ 257
Less: Cost of sales	256	20	(12)	264
Earnings before interest, income taxes, depreciation, restructuring charges and other	(10)	3	—	(7)
Depreciation	(13)	—	—	(13)
Restructuring charge	(7)	—	—	(7)
Operating loss	$ (30)	$ 3	$ —	$ (27)
Capital investments	$ 3	$ —		$ 3

(US$ millions) **Year ended Dec 31, 2005**	Paper	Timber	Inter-segment	Combined Total
Net sales	$ 874	$ 74	$ (30)	$ 918
Less: Cost of sales	882	62	(30)	914
Earnings before interest, income taxes, depreciation, restructuring charge and other	(8)	12	—	4
Depreciation	(38)	(1)	—	(39)
Restructuring charge	(8)	—	—	(8)
Operating loss	$ (54)	$ 11	$ —	$ (43)
Capital investments	$ 49	$ —		$ 49

(US$ millions) **Year ended Dec 31, 2004**	Paper	Timber	Inter-segment	Combined Total
Net sales	$ 952	$ 85	$ (41)	$ 996
Less: Cost of sales	943	74	(41)	976
Earnings before interest, income taxes, depreciation, restructuring charges and other	9	11	—	20
Depreciation	(47)	(1)	—	(48)
Restructuring charge	(7)	—	—	(7)
Operating loss	$ (45)	$ 10	$ —	$ (35)
Capital investments	$ 6	$ 1		$ 7